				EXHIBIT 12.1
Computation of Ratios of Earnings to Fixed Charges
	Years ended December 31,
	2015	2014	2013	2012	2011
Excluding interest on deposits	2.19	2.21	2.41	2.60	2.42
Including interest on deposits	1.76	1.87	2.02	2.11	1.95
Note: The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.
	Years ended December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Income before income taxes	$126,895	$147,234	$178,940	$210,375	$195,217

Interest on deposits	$60,256	$47,553	$47,791	$57,556	$68,167
Borrowings and long-term debt	96,498	114,293	120,586	123,756	130,846
1/3 of net rental expense	10,582	7,082	6,631	7,949	7,061
Total fixed charges, including interest on deposits	$167,336	$168,928	$175,008	$189,261	$206,074
Total fixed charges, excluding interest on deposits	$107,080	$121,375	$127,217	$131,705	$137,907